J.M. Walker & Associates

Attorneys At Law

7841 South Garfield Way

Centennial, CO 80122

303-850-7637 telephone jmwlkr85@gmail.com 303-482-2731 facsimile

November 17, 2015

Justin Dobbie

Legal Branch Chief, Office of Transportation and Leisure

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

AI Document Services, Inc.

Amendment No. 1 to Form 8-K dated October 13, 2015

File No.: 000-55311

Dear Mr. Dobbie:

Pursuant to your comment letter dated October 27, 2015, please note the following:

General

1. We note your response to our prior comment 1 and we reissue the comment. Based on your filing history, it appears that you were a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934 immediately before the transaction with Diaspora Foods International, LLC and Asante Restaurant LLC. Please amend your Form 8-K to include the information that would be required if the company were filing a general form for registration of securities on Form 10 under the Securities Exchange Act of 1934. Otherwise, please explain why you believe you had more than nominal operations or nominal assets immediately prior to the transaction. Refer to Item 2.01(f) of Form 8-K and Exchange Act Rule 12b-2.

Although the issuer may have had no assets and revenues of $36,647 and $9,912, respectively, at December 31, 2014 and June 30, 2015, it did not have nominal operations.

In 2013, AI discontinued its actuarial business and acquired the exclusive right to manufacture and sell certain natural nutraceutical supplements of Chesapeake Nutraceuticals and Innovative Fulfillment. These products included:

Products for Men:

•

Estroblaster – assist in controlling estrogen balances which men get from food, the air, and the water they drink

•

Testo24 – Testosterone booster

•

SextraSerin – Male all natural virility formula

General Health Products

•

ResQ10 – heart health aid delivers CoQ10 and resveratrol to the cells to help strengthen the heart muscle against trauma and injury, lower blood pressure, improve insulin sensitivity, and help manage blood sugar and fat metabolism.

•

ClearProcess – Assist memory and focus

The entire product line is specially formulated based on the science provided by Dr. Ron Blankstein, who has been practicing medicine for over 30 years and is Board Certified in both Internal and Cardiovascular Medicine. All of the products are considered supplements that do not require FDA approvals.

The Company also engaged a President, Leonard Armenta, who was experienced in this marketplace.

The Company then set out to try to establish effective distribution and manufacturing networks. However, given its limited resources, it was initially restricted to using Innovative Fulfillment as its sole manufacturer and distributor. The terms offered by Innovative did not enable the Company to realize much profit. While working in this area, some shareholders/contacts of the Company introduced the Company to another opportunity which, given the short-term difficulty in creating an effective network in the nutraceuticals market, the Company elected to review and consider this opportunity. In doing so, it retained all rights to the nutraceuticals products and would have renewed its efforts in that area if the new opportunity did not materialize.

Since its inceptions, the Company has made continuous significant efforts to move its business along.

As a result, AI did not have nominal operations and was not a shell company prior to the transaction with Diaspora Foods International, L.L.C. and Asante Restaurant L.L.C. nor has it been one throughout its operating history.

Sincerely,

J.M. Walker & Associates

/s/Jody M. Walker

Jody M. Walker

2